UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Amendment No. 1

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

LIME ENERGY CO.

(Name of the Issuer)

Lime Energy Co.

(Name of Person(s) Filing Statement)

COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

284868106

(CUSIP Number of Class of Securities)

Bruce D. Torkelson

Chief Financial Officer and Corporate Secretary

4 Gateway Center, 4th Floor

100 Mulberry Street

Newark, NJ 07102

(201) 416-2575

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Marc A. Leaf

Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036-2714

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee **
$[81,423]	$[9.44]

* Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for [32,700] shares of Common Stock of the Company at $[2.49] per share in cash, in lieu of issuing fractional shares to holders of less than [1,000] shares of Common Stock. Actual amounts paid for fractional shares will equal the Cash-Out-Payment (as defined herein).

** Determined pursuant to Rule 0-11(b)(1) as the product of $[81,423] and 0.0001159 ($115.90 per million dollars, the Commission’s Fee Rate Advisory for Fiscal Year 2016).

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9.44

Form or Registration No.:	Schedule 14A - Preliminary Proxy Statement

Filing Party:	Lime Energy Co.

Date Filed:	October 7, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Original Schedule 13E-3”) that was filed on October 7, 2016 by Lime Energy Co., a Delaware corporation (the “Company”).

This Amendment No. 1 is being filed in order to update, amend and restate the Original Schedule 13E-3 primarily to reflect that:

(1) the proposed reverse/forward stock split proposals that were referenced in the Original Schedule 13 E will be presented to stockholders at a special meeting of stockholders at a date and time to be determined (presently anticipated to be in December 2016 or January 2017); and

(2) a new preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, is being filed concurrently with the filing of this Amendment No. 1 and is to be used in connection with such special meeting of stockholders (the new proxy statement is referred to in this Amendment No. 1 as the “Proxy Statement”).

ITEM 1. SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary of the Terms of the Reverse/Forward Stock Split”

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company is Lime Energy Co. The address of the principal executive offices of the Company is 4 Gateway Center, 4th Floor, 100 Mulberry Street, Newark, New Jersey 07102. The telephone number of the Company is (201) 416-2575.

(b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Common Stock, $.0001 par value, of which 9,680,472 shares were issued and outstanding as of August 12, 2016.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Fairness of the Reverse/Forward Stock Split — Price Range of Common Stock; Dividends; Trading Volume”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Fairness of the Reverse/Forward Stock Split — Price Range of Common Stock; Dividends; Trading Volume”

(e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f) Prior Stock Purchases. The Company has not purchased any Common Stock during the two years preceding the date of the filing of this Schedule 13E-3.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003

(a) Name and Address. The Company is the filing person and also the subject company. The Company’s business address and business telephone number are set forth in Item 2(a) above. The information on directors and executive officers of the Company set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Business and Background of Directors and Executive Officers”

(b) Business and Background of Entities Other than the Company. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Business and Background of Directors and Executive Officers”

ITEM 4. TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of the Terms of the Reverse/Forward Stock Split”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Background on the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Special Factors — Effects of the Reverse/Forward Stock Split — Effects on the Cashed-Out Stockholders”

“Special Factors — Effects of the Reverse/Forward Stock Split — Effects on the Unaffiliated Remaining Stockholders”

“Special Factors — Effects of the Reverse/Forward Stock Split — Effects on the Affiliated Remaining Stockholders”

“Special Factors — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split”

“Special Factors — Tax Consequences of the Reverse/Forward Stock Split to U.S. Holders”

“Special Factors — Tax Consequences of the Reverse/Forward Stock Split to Holders Other Than U.S. Holders”

“Special Factors — U.S. Federal Income Tax Withholding Requirements for All Stockholders”

“Special Factors — Tax Consequences of the Reverse/Forward Stock Split to the Company”

“Special Factors — Stockholder Approval; Vote Required”

“Special Factors — Accounting Treatment”

“Special Factors — Payment for Fractional Interests; Process”

(c) Different Terms. In connection with the Reverse/Forward Stock Split, stockholders who hold of record more than the minimum number of shares of Common stock (300, 500, or 1,000) before the reverse stock split will not be cashed-out. Cash consideration will only be paid for the fractional interests of the cashed-out stockholders (i.e., those who hold less than the minimum number of shares of Common stock (300, 500, or 1,000).

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — No Appraisal or Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. No provision has been made to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Past Contacts, Transactions, Negotiations, and Agreements”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Past Contacts, Transactions, Negotiations, and Agreements”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Past Contacts, Transactions, Negotiations, and Agreements”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Past Contacts, Transactions, Negotiations, and Agreements”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of the Terms of the Reverse/Forward Stock Split”

“Special Factors — Accounting Treatment”

“Special Factors — Payment for Fractional Interests; Process”

The Company’s directors and executive officers are not acquiring any securities in the Reverse/Forward Stock Split, and the Reverse/Forward Stock Split is not expected to have any effect on the ownership of the Company’s securities by the directors and executive officers.

(c) Plans.

(1)         None.

(2)         None.

(3)         None.

(4)         None.

(5)         None.

(6)         The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of the Terms of the Reverse/Forward Stock Split”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Special Factors — Alternatives Considered”

“Special Factors — Fairness of the Reverse/Forward Stock Split”

“Special Factors — Effective Date”

“Special Factors — Effects of the Reverse/Forward Stock Split”

“Special Factors — Conduct of the Company’s Business After the Reverse/Forward Stock Split”

(7)         The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of the Terms of the Reverse/Forward Stock Split”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Special Factors — Alternatives Considered”

“Special Factors — Fairness of the Reverse/Forward Stock Split”

“Special Factors — Effective Date”

“Special Factors — Effects of the Reverse/Forward Stock Split”

“Special Factors — Conduct of the Company’s Business After the Reverse/Forward Stock Split”

(8)         The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of the Terms of the Reverse/Forward Stock Split”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Special Factors — Alternatives Considered”

“Special Factors — Fairness of the Reverse/Forward Stock Split”

“Special Factors — Effective Date”

“Special Factors — Effects of the Reverse/Forward Stock Split”

“Special Factors — Conduct of the Company’s Business After the Reverse/Forward Stock Split”

The Company’s directors and executive officers do not have, in their individual capacity, any plans, proposals or negotiations that relate to or would result in any of Items 1006(c)(1)-(8) of Regulation M-A.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Summary of the Terms of the Reverse/Forward Stock Split”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Alternatives Considered”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Summary of the Terms of the Reverse/Forward Stock Split”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Summary of the Terms of the Reverse/Forward Stock Split”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Effects of the Reverse/Forward Stock Split”

“Special Factors — Conduct of the Company’s Business After the Reverse/Forward Stock Split”

“Special Factors — Fairness of the Reverse/Forward Stock Split”

“Special Factors — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split”

“Special Factors — Tax Consequences of the Reverse/Forward Stock Split to U.S. Holders”

“Special Factors — Tax Consequences of the Reverse/Forward Stock Split to Holders Other Than U.S. Holders”

“Special Factors — U.S. Federal Income Tax Withholding Requirements for All Stockholders”

“Special Factors — Tax Consequences of the Reverse/Forward Stock Split to the Company”

“Summary of the Terms of the Reverse/Forward Stock Split”

ITEM 8. FAIRNESS OF THE TRANSACTION.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Fairness of the Reverse/Forward Stock Split”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of the Terms of the Reverse/Forward Stock Split”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Special Factors — Alternatives Considered”

“Special Factors — Fairness of the Reverse/Forward Stock Split”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Stockholder Approval; Vote Required”

“Special Factors — Fairness of the Reverse/Forward Stock Split — Procedural Fairness”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Fairness of the Reverse/Forward Stock Split — Procedural Fairness”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Fairness of the Reverse/Forward Stock Split — Recommendation of the Board”

(f) Other offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M-A Item 1015

(a) Report, Opinion or Appraisals. None.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Costs Associated with the Reverse/Forward Stock Split; Sources of Funds”

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Costs Associated with the Reverse/Forward Stock Split; Sources of Funds”

(d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Fairness of the Reverse/Forward Stock Split — Recommendation of the Ad-Hoc Committee”

“Special Factors — Fairness of the Reverse/Forward Stock Split — Recommendation of the Board”

“Special Factors — Fairness of the Reverse/Forward Stock Split”

“Special Factors — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Person”

“Special Factors — Stockholder Approval; Vote Required”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Reverse/Forward Stock Split; Deliberations of the Board and the Ad-Hoc Committee”

“Special Factors — Purposes of and Reasons for the Reverse/Forward Stock Split”

“Special Factors — Fairness of the Reverse/Forward Stock Split — Recommendation of the Ad-Hoc Committee”

“Special Factors — Fairness of the Reverse/Forward Stock Split — Recommendation of the Board”

“Special Factors — Fairness of the Reverse/Forward Stock Split”

“Special Factors — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Person”

“Special Factors — Stockholder Approval; Vote Required”

ITEM 13. FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a) Financial Information. The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 are incorporated herein by reference. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summarized Financial Data”

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summarized Financial Data”

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“General Information about the Special Meeting — Cost of Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“General Information about the Special Meeting — Cost of Solicitation of Proxies”

“Special Factors — Costs Associated with the Reverse/Forward Stock Split; Sources of Funds”

ITEM 15. ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b) None.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Regulation M-A Item 1016

(a) The Proxy Statement filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3 is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

(d)

99.1        Subscription Agreement dated August 4, 2014 between the Company and a group of investors including Mr. Richard Kiphart (Incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on August 7, 2014)

99.2        Form of Subordinated Secured Convertible Pay-In-Kind Note dated August 4, 2014 among the Company and a group of investors including Mr. Richard Kiphart (Incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on August 7, 2014)

99.3        Shareholder and Investor Rights Agreement dated as of December 23, 2014 among the Company, Bison Capital Partners IV, L.P., Richard Kiphart and The John Thomas Hurvis Revocable Trust (Incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K filed December 30, 2014), as amended by that certain Amended and Restated Shareholder and Investor Rights Agreement dated March 24, 2015 (Incorporated herein by reference to Exhibit 99.3 of our Current Report on Form 8-K filed March 30, 2015)

99.4        Securities Purchase Agreement dated December 23, 2014 between the Company and Bison Capital Partners IV, L.P. (Incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on December 30, 2014)

99.5        Certificate of Designation of Series C Convertible Preferred Stock (Incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K filed December 30, 2014)

99.6        Shareholder and Investor Rights Agreement dated as of December 23, 2014 among the Company, Bison Capital Partners IV, L.P., Richard Kiphart and The John Thomas Hurvis Revocable Trust (Incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K filed December 30, 2014), as amended by that certain Amended and Restated Shareholder and Investor Rights Agreement dated March 24, 2015 (Incorporated herein by reference to Exhibit 99.3 of our Current Report on Form 8-K filed March 30, 2015)

99.7        Registration Right Agreement dated as of December 23, 2014 among the Company, Bison Capital Partners IV, L.P. and certain other stockholders (Incorporated herein by reference to Exhibit 10.3 of our Current Report on Form 8-K filed December 30, 2014), as amended by that certain Amended and Restated Registration Rights Agreement dated March 24, 2015 (Incorporated herein by reference to Exhibit 99.4 of our Current Report on Form 8-K filed March 30, 2015)

99.8        Note Purchase Agreement by and between the Company and Bison Capital Partners IV, L.P. (Incorporated herein by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on March 30, 2015)

99.9        Subordinated Secured Convertible Promissory Note, dated March 24, 2015, issued to Bison Capital Partners IV, L.P. (Incorporated herein by reference to Exhibit 99.4 of our Current Report on Form 8-K filed March 30, 2015)

99.10      Amendment to Subordinated Secured Convertible Promissory Note, dated as of March 31, 2015 (Incorporated herein by reference to Exhibit 99.4 of our Current Report on Form 8-K filed April 3, 2015)

99.11      Second Amendment to Subordinated Secured Convertible Promissory Note, dated as of March 30, 2016 (Incorporated herein by reference to Exhibit 10.l7 of our Annual Report on Form l0-K filed March 30, 2016)

99.12      Employment Agreement, dated March 7, 2009, between Applied Energy Management Energy Consulting, LLC and Adam Procell (Incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on November 26, 2013)

99.13      Employment Agreement dated April 28, 2016 between the Company and Bruce D. Torkelson (Incorporated herein by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q filed on May 13, 2016)

(f) None.

(g) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIME ENERGY CO.

By:	/s/ Bruce D. Torkelson
Bruce D. Torkelson
Chief Financial Officer & Treasurer
Dated: November 15, 2016